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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December,  2002

Commission File Number: 0-31166

Corner Bay Silver, Inc

___________________________________________________________________________________________________________________________________

(Translation of registrant's name into English)

55 University Avenue, Ste 910, Ontario Canada M5J 2H7

___________________________________________________________________________________________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corner Bay Silver, Inc.

(Registrant)

Date: December 20, 2002

/s/  Steve Brunelle

Steve Brunelle, Vice President

N E W S   R E L E A S E

December 17, 2002

PAN AMERICAN AND CORNER BAY EXTEND MERGER CLOSING DATE

Vancouver, British Columbia and Toronto, Ontario…..Pan American Silver Corp (Nasdaq – PAAS; TSX – PAA) and Corner Bay Silver Inc. (TSX – BAY) announce that they have extended the date for closing of the Plan of Arrangement to merge the two companies as described in their earlier news releases dated June 19 and November 15, 2002.  The closing date has been extended until February 28, 2003 to allow for the fulfilling of the condition for Corner Bay to secure water rights for the Alamo Dorado silver-gold project in Mexico.  An individual agricultural unit (modula) signed a letter of intent to transfer ownership for the required amount of water to Corner Bay.  The Hydraulic Committee governing all users within the water district is scheduled to meet before year-end to vote on this transfer of water rights.  If a positive outcome is received at the Hydraulic Committee meeting and the Comision Nacional del Agua (“CoNAgua” or “CNA”), the Mexican Federal water governing board supports the arrangements, Pan American will proceed to close the merger as soon as possible.

- End -

Ross Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175

Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Corner Bay's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Corner Bay's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F and Corner Bay’s Form 20-F.